SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon and

Corporation no. 503 215 058

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Morgan Stanley now holds less than 2% (two percent) of the voting rights corresponding to its share capital.

Such new holding resulted from the decrease in the number of PT ordinary shares borrowed by Morgan Stanley & Co Incorporated and Morgan Stanley & Co International plc, through a share transaction concluded on 27 May 2008. As a result of such transaction, Morgan Stanley now holds a total of 10,183,248 PT shares representing 1.08% of PT’s share capital and corresponding voting rights.

Entities	No. of shares	% of capital	% of voting rights (according to article 16 of the CVM)
Morgan Stanley & Co Incorporated	3,943,398	0.42%	0.42%
Morgan Stanley & Co International plc	4,864,336	0.52%	0.52%
MSDW Equity Finance Services I (Cayman) Ltd	1,250,000	0.13%	0.13%
Morgan Stanley Capital Services Inc.	5,800	0.00%	0.00%
MS Capital (Luxembourg) SA	119,714	0.01%	0.01%
Total	10,183,248	1.08%	1.08%

Additionally, PT was also informed that Morgan Stanley is the parent company of the entities mentioned at the table above: Morgan Stanley & Co Incorporated, Morgan Stanley & Co

International plc, MSDW Equity Finance Services I (Cayman) Ltd, Morgan Stanley Capital Services Inc. and MS Capital (Luxembourg) SA.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (“CVM”), following a communication received from Morgan Stanley.

Lisbon, 2 June 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.